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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                SCHEDULE 13E-4
                        Issuer Tender Offer Statement
                              (Amendment No. 1)

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                     HENDERSON CITIZENS BANCSHARES, INC.
                               (Name of issuer)

                     HENDERSON CITIZENS BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

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                   Common Stock, par value, $5.00 per share
                        (Title of Class of Securities)
                                 42474A 10 6
                                 -----------
                    (CUSIP Number of Class of Securities)

                             MILTON S. MCGEE, JR.
                                  President
                     Henderson Citizens Bancshares, Inc.
                     201 West Main Street, P.O. Box 1009
                             Henderson, TX  75653
                                (903) 657-8521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               October 15, 1997
     (Date tender offer first published, sent or given to security holders)

                             ---------------------

                                   Copy To:
                                BRIAN R. MAREK
               Jenkens & Gilchrist, a Professional Corporation
                                  Suite 3200
                               1445 Ross Avenue
                              Dallas, Texas 75202
                                (214) 855-4500

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                           CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
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             $2,030,000                                 $406.00
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    *    Calculated solely for purposes of determining the filing fee, based upon the purchase of 140,000 shares at the maximum tender offer price per share of $14.50.

    X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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
         Amount Previously Paid: 406.00             Filing Party: Henderson Citizens Bancshares, Inc.

         Form or Registration No.: Schedule 13E-4   Date File: October 15, 1997
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    This Amendment No. 1 amends and supplements the Rule 13E-4 Issuer Tender
Offer Statement on Schedule 13E-4 dated October 15, 1997 (the "Schedule 13E-4"), filed by Henderson Citizens Bancshares, Inc., a Texas corporation
(the "Company"), in connection with the Company's offer to purchase up to 140,000 shares of its common stock, $5.00 par value per share (the "Shares"), at a price, net to the seller in cash, of $14.50 per Share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase, constitutes the "Offer"), copies of which were previously filed as Exhibits
(a)(1) and (a)(2) to the Schedule 13E-4, respectively, and incorporated by reference therein. Terms defined in the Schedule 13E-4 and not separately defined herein shall have the meaning specified in the Schedule 13E-4.

    The following information amends the information previously included in the Schedule 13E-4.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(6) Form of Letter to Shareholders of the Company from Milton S. McGee, Jr., dated November 10, 1997.





                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  HENDERSON CITIZENS BANCSHARES, INC.


                                  By: /s/ Rebecca G. Tanner
                                      ----------------------------
                                  Name:   Rebecca G. Tanner
                                  Title:  Chief Accounting Officer

Dated: November 11, 1997









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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

99.(a)(6)     Form of Letter to Shareholders of the Company from Milton S.
              McGee, Jr., dated November 10, 1997.




















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